Exhibit 99.1

Hanwha Q CELLS to Announce Fourth Quarter and Full Year 2017 Financial Results on April 11

SEOUL, Korea (March 30, 2018) – Hanwha Q CELLS Co., Ltd. (“Hanwha Q CELLS” or the “Company”) (NASDAQ: HQCL), one of the world’s largest photovoltaic manufacturers of high-quality, high-efficiency solar modules, today announced that it will release its fourth quarter and full year 2017 financial results before the market opens on Wednesday, April 11, 2018. The Company will host a conference call to discuss the results and updated business outlook at 8:00 AM Eastern Time (9:00 PM Korea Time).

Conference Call

A live webcast of the conference call will be available on the investor relations section of the Company’s website at www.hanwha-qcells.com or by clicking the following hyperlink: https://edge.media-server.com/m6/p/p6fkxxy9

The dial-in details for the live conference call are as follows:

International Toll Free Dial-In Number	+65 6713-5090
United States	+1 (845)675-0437
South Korea	+82 2-6490-3660
Germany	08001820671
United Kingdom China, Domestic Hong Kong	+44 2036214779 4006208038 / 8008190121 +852 30186771

Passcode: HQCL

A replay of the call will be available after the conclusion of the conference call on the investor relations section of the Company’s website at www.hanwha-qcells.com and also by dialing the numbers below:

International Toll Free Dial-In Number	+61 2 8199 0299
United States	+1 (855) 452-5696
South Korea	00798-6136-1602
Germany United Kingdom	08001802149 08082340072
China, Domestic Hong Kong	8008700206 / 4006322162 800963117

Conference ID: 6998149

Replay time period: April 11, 2018 11:00 ET – April 19, 2018 09:59 ET

# # #

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ) with its diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large-scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com.

For further information, please contact:

Investor Contact:

Sam Chun

Asst. Manager, Investor Relations

Tel: +82 2-729-2179

E-mail: seoyun.chun@hanwha-qcells.com

Source: Hanwha Q CELLS Co. Ltd.